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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the Month of July 2003

Allstream Inc.
(Translation of registrant's name into English)

Suite 1600
200 Wellington Street West
Toronto, Ontario
Canada M5V 3G2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☐	Form 40-F	☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALLSTREAM INC. (Registrant)
Date: July 31, 2003
	By:	/s/ SCOTT EWART
	Name:	Scott Ewart
	Title:	Senior Vice President, General Counsel, Secretary & Chief Privacy Officer

Allstream Inc.
(Formerly AT&T Canada Inc.)

Consolidated Condensed Financial Statements
For the three months ended June 30, 2003

Management's Discussion & Analysis of Financial Condition
and Results of Operations

(Unaudited)
(expressed in Canadian dollars)

Allstream Inc.

(Formerly AT&T Canada Inc.)

Consolidated Balance Sheets
(in thousands of dollars)
(unaudited)

	June 30 2003	April 1 2003
		(note 1)
Assets
Current assets:
Cash and cash equivalents	$248,324	$175,230
Accounts receivable	158,527	151,794
Other current assets	32,473	28,695

	439,324	355,719
Property, plant and equipment	546,060	557,961
Other intangible assets	5,379	6,147
Other assets	14,703	14,402

	$1,005,466	$934,229

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable	$21,046	$30,061
Accrued liabilities	183,350	135,201
Income taxes payable	84	472
Current portion of capital lease obligations	4,339	4,255

	208,819	169,989
Long-term portion of capital lease obligations	16,592	16,602
Other long-term liabilities	46,679	46,462
Deferred pension liability	110,714	120,176
Shareholders' equity
Class A Voting and Class B Limited Voting Shares	581,000	581,000
Contributed surplus (note 6)	17,280	—
Retained earnings	24,382	—

	622,662	581,000

	$1,005,466	$934,229

Basis of presentation and reorganization proceedings (note 1)

Commitments and contingencies (note 8)

Subsequent events (note 9)

See accompanying Notes to Consolidated Condensed Financial Statements

Allstream Inc.

(Formerly AT&T Canada Inc.)

Consolidated Statements of Operations and Retained Earnings (Deficit)
(in thousands of dollars, except per share amounts)
(unaudited)

	Three months ended June 30, 2003	Three months ended March 31, 2003	Three months ended June 30, 2002	Six months ended June 30, 2002
		(Predecessor)	(Predecessor)	(Predecessor) (Restated note 2(a))
Revenue	$336,582	$353,325	$384,857	$768,688
Expenses:
Service costs	195,663	216,061	251,056	506,225
Selling, general and administrative	71,817	70,970	83,318	173,955
Workforce reduction costs and provision for restructuring	—	(11,822)	70,526	70,526
Write-down of property, plant and equipment and goodwill	—	—	1,203,228	1,203,228
Depreciation and amortization	27,869	41,625	91,074	182,100

Income (Loss) from operations	41,233	36,491	(1,314,345)	(1,367,346)
Other income (expense):
Interest income	2,149	29	2,192	4,463
Interest expense	(1,258)	(104,566)	(105,952)	(212,090)
Foreign exchange gain on long-term debt	—	324,076	79,552	80,844
Write-down of long-term investments and other assets	—	—	(11,855)	(11,855)
Reorganization expenses	—	(26,250)	—	—
Other income (expense)	—	24	(1,490)	(1,846)

Income (Loss) before provision for income taxes	42,124	229,804	(1,351,898)	(1,507,830)
Provision for income taxes (note 6)	(17,742)	—	(1,533)	(3,219)

Income (Loss) for the period	24,382	229,804	(1,353,431)	(1,511,049)
Retained earnings (Deficit), beginning of period, as previously reported	—	(4,888,505)	(1,683,697)	(1,513,805)
Adjustment for change in accounting policy for foreign exchange (note 2(a))	—	—	—	(12,274)

Retained earnings (Deficit), beginning of period, as restated	—	(4,888,505)	(1,683,697)	(1,526,079)
Adjustment for change in accounting policy for goodwill (note 2(b))	—	—	(1,530,767)	(1,530,767)

Retained earnings (Deficit), end of period	$24,382	$(4,658,701)	$(4,567,895)	$(4,567,895)

Income (Loss) per Share (note 5)
Basic	$1.22	$2.14	$(13.45)	$(15.06)
Diluted	$1.22	$2.14	$(13.45)	$(15.06)
Weighted average number of Shares outstanding (in thousands) (note 5)
Basic	20,000	107,216	100,594	100,348
Diluted	20,055	107,216	100,594	100,348

See accompanying Notes to Consolidated Condensed Financial Statements

Allstream Inc.

(Formerly AT&T Canada Inc.)

Consolidated Statements of Cash Flows
(in thousands of dollars)
(unaudited)

	Three months ended June 30, 2003	Three months ended March 31, 2003	Three months ended June 30, 2002	Six months ended June 30, 2002
		(Predecessor)	(Predecessor)	(Predecessor)
Cash provided by (used in):
Operating activities:
Income (Loss) for the period	$24,382	$229,804	$(1,353,431)	$(1,511,049)
Adjustments required to reconcile loss to cash flows from operating activities:
Depreciation and amortization	27,869	41,625	91,074	182,100
Write-down of long-lived assets	—	—	1,203,228	1,203,228
Write-down of long-term investments	—	—	11,855	11,855
Provision for restructuring to be paid in future periods	—	—	63,486	63,486
Accretion of senior discount note interest	—	34,220	39,411	79,318
Accretion of interest	731	—	—	—
Amortization of debt issuance costs	—	1,893	2,549	5,090
Amortization of deferred gain on termination of cross currency swaps and forward contracts	—	(7,459)	(2,903)	(4,574)
Stock-based compensation expense (note 4)	746	—	—	—
Benefit of tax loss carryforwards (note 6)	17,280	—	—	—
Loss on sale of investments	—	—	1,502	1,502
Unrealized foreign exchange gain	(90)	(318,530)	(80,551)	(80,054)
Deferred pension charges	2,100	7,752	1,511	2,722
Other	(334)	(98)	—	—

	72,684	(10,793)	(22,269)	(46,376)
Change in non-cash working capital	16,628	32,452	41,376	(103,129)

Net cash generated by (used in) operating activities	89,312	21,659	19,107	(149,505)
Investing activities:
Dispositions of investment (net of disposition costs)	—	—	2,200	2,200
Additions to property, plant and equipment	(15,794)	(33,227)	(31,602)	(100,118)
Additions to other assets	—	(16)	(116)	(62)

Net cash used in investing activities	(15,794)	(33,243)	(29,518)	(97,980)
Financing activities:
Issue of share capital, net of issue costs	—	—	11,559	23,815
Share repurchase cost	—	(150)	—	—
Termination of cross currency swaps and forward contracts	—	—	85,504	85,504
Draw from (repayment of) credit facility	—	—	—	30,000
Debt issue and credit facility costs	—	—	(1,185)	(1,257)
Repayment of capital leases	(229)	(313)	(336)	(407)
Increase (Decrease) in other long term liabilities	(285)	—	(187)	(320)

Net cash generated by (used in) financing activities	(514)	(463)	95,355	137,335
Effect of exchange rate changes on cash	90	(243)	(1,077)	(1,493)

Increase (decrease) in cash and cash equivalents	73,094	(12,290)	83,867	(111,643)
Cash and cash equivalents, beginning of period	175,230	420,542	341,784	537,294

Cash and cash equivalents, end of period	$248,324	$408,252	$425,651	$425,651

See accompanying Notes to Consolidated Condensed Financial Statements

Supplemental Information:
Income taxes paid	$110	$750	$2,255	$4,290
Interest paid	$—	$—	$25,509	$131,818
Pension plan contributions paid	$—	$20,721	$2,017	$3,911

Notes to Consolidated Condensed Financial Statements

For the three months ended June 30, 2003

(Unaudited)
(Dollar amounts are stated in thousands of Canadian dollars except per share amounts and where otherwise noted)

        Allstream Inc. is a communication solutions provider with a portfolio of Connectivity, Infrastructure Management and IT Services.

        On April 1, 2003, AT&T Canada Inc. (the "Predecessor") implemented the Consolidated Plan of Arrangement and Reorganization (the "Plan") and emerged from protection under the Companies' Creditors Arrangement Act (Canada) ("CCAA"). Pursuant to the Plan, a new parent company ("New AT&T Canada Inc.") was incorporated under the Canada Business Corporations Act (the "CBCA") and pursuant to Articles of Reorganization dated April 1, 2003 (the "Articles of Reorganization") became the sole shareholder of the Predecessor. On June 18, 2003, New AT&T Canada Inc. changed its name to Allstream Inc. (the "Company" or "Allstream").

1.     Basis of presentation and reorganization proceedings:

        On October 15, 2002, the Predecessor and certain of its subsidiaries, namely AT&T Canada Corp., AT&T Canada Telecom Services Company, AT&T Canada Fibre Company, MetroNet Fibre US Inc., MetroNet Fibre Washington Inc. and Netcom Canada Inc. (collectively, the "AT&T Canada Companies"), voluntarily filed an application for creditor protection under CCAA with the Ontario Superior Court of Justice, Toronto, Ontario, Canada (the "Court") and obtained an order from the Bankruptcy Court in the Southern District of New York (the "U.S. Court") under Section 304 of the U.S. Bankruptcy Code to recognize the CCAA proceedings in the United States.

        The purpose of the Plan was to restructure the balance sheet and equity of the AT&T Canada Companies, provide for the compromise, settlement and payment of liabilities of certain creditors of the AT&T Canada Companies (the "Affected Creditors") and to simplify the operating corporate structure of the AT&T Canada Companies.

        The significant steps in the implementation of the Plan were:

  (i)
  the formation of a new entity, New AT&T Canada Inc. (now Allstream Inc.), and the acquisition by it of the shares of the Predecessor;

  (ii)
  the exchange and compromise of all of the then existing $4.6 billion of the Predecessor's senior notes (the "Senior Notes") and certain other affected claims of the holders of such Senior Notes and other affected claims of the Affected Creditors, in exchange for $233 million in cash, and 100% of the equity of Allstream (note 3);

  (iii)
  the amalgamation of certain wholly-owned subsidiaries of the Predecessor to form a new operating company now known as Allstream Corp.;

  (iv)
  the cancellation of all outstanding equity, including warrants and share purchase options of the Predecessor that was not owned by the Company;

  (v)
  establishment of a new Board of Directors for Allstream and its subsidiaries; and

  (vi)
  the establishment of a new management incentive plan ("Management Incentive Plan") for Allstream and the cancellation of the then existing incentive plans without compensation (note 4).

        Pursuant to the Plan, there was a realignment in the equity interests and capital structure of the Company on April 1, 2003. The Company's balance sheet at April 1, 2003 has been prepared under the provisions of The Canadian Institute of Chartered Accountants ("CICA") Handbook Section ("HB") 1625, "Comprehensive Revaluation of Assets and Liabilities" ("fresh start accounting"). Under fresh start accounting, the Company was required to determine its enterprise value ("Equity Value"). The Equity Value was determined with the assistance of independent financial advisors appointed by the Company to assist in effecting the Plan, utilizing three different going concern valuation approaches: discounted cash flow approach, market multiple approach and comparative transaction approach. The methodologies employed estimated an Equity Value range of approximately $531.3 million to $631.3 million.

        The Predecessor's financial information has been presented pursuant to regulatory requirements. In reviewing the Predecessor's financial information, readers are reminded that they do not reflect the effects of the financial reorganization or the application of its accounting described below. Certain amounts presented in the Predecessor's financial information have been reclassified to conform with the presentation adopted by the Company.

        The following table summarizes the impact of adjustments required to implement the Plan and to reflect the adoption of fresh start accounting:

	Adjustments
	March 31, 2003 Balance prior to Plan Implementation	The Plan		Fresh Start Accounting	April 1, 2003 Balance after Plan
	(unaudited)			(6)	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$175,230	$—		—	$175,230
Cash held in escrow	233,022	(233,022)	(1)	—	—

Cash and cash equivalents	408,252	(233,022)		—	175,230
Accounts receivable	153,994	—		(2,200)	151,794
Other current assets	28,695	—		—	28,695

	590,941	(233,022)		(2,200)	355,719
Property, plant and equipment	927,072	—		(369,111)	557,961
Other intangible assets	6,410	—		(263)	6,147
Deferred pension asset	67,437	—		(67,437)	—
Other assets	55,323	(37,381)	(2)	(3,540)	14,402

	$1,647,183	$(270,403)		$(442,551)	$934,229

Liabilities and Shareholders' Equity (Deficit)
Current liabilities:
Liabilities not subject to compromise:
Accounts payable	$31,326	—		(1,265)	$30,061
Accrued liabilities	184,388	(29,834)	(4)	(19,352)	135,201
Income taxes payable	472	—		—	472
Current portion of capital lease obligations	4,255	—		—	4,255
Liabilities subject to compromise	4,528,426	157,895	(3)	—	—
		(4,686,321)	(1)	—

	4,748,867	(4,558,260)		(20,617)	169,989
Long term portion of capital lease obligations	16,602	—		—	16,602
Deferred pension liability	—	—		120,176	120,176
Other long-term liabilities	46,917	—		(456)	46,462
Deferred foreign exchange	99,158	(99,158)	(4)	—	—
Shareholders' equity (deficit)
Old Common shares	1,393,844	(1,393,844)	(5)	—	—
New Class A Voting and Class B Limited shares		581,000	(1)	—	581,000
Warrants	496	(496)	(5)	—	—
Deficit	(4,658,701)	5,200,355		(541,654)	—

	(3,264,361)	4,387,015		(541,654)	581,000

	$1,647,183	$(270,403)		$(442,551)	$934,229

  Summary of adjustments:

  Plan of Arrangement Adjustments:

  (1)
  In accordance with the provisions of the Plan, each Affected Creditor received a pro-rata share of the cash distribution of $233 million and 100% of the equity of Allstream, consisting of Class A Voting Shares and Class B Limited Voting Shares in exchange for the "Liabilities subject to compromise". The Equity Value of $581.0 million was determined with the assistance of independent financial advisors, using a going concern valuation approach.

  (2)
  Reflects elimination on settlement of the unamortized balance of debt issuance costs related to the Senior Notes.

  (3)
  Reflects the reversal of accrued interest and the foreign exchange translation impact on the Senior Notes from October 15, 2002 to March 31, 2003. The CCAA proceedings did not allow for principal and interest payments to be made on Senior Notes without court approval or until the Plan was implemented. Accordingly, while the Company continued to accrue for interest expense on the Senior Notes until March 31, 2003, no interest or penalties accrued on the claims of the Affected Creditors from and after October 15, 2002. The interest accrued by the Company was reversed on the implementation of the Plan on April 1, 2003.

  (4)
  Reflects elimination on settlement of deferred gains on foreign currency derivative contracts related to the Senior Notes.

  (5)
  Under the Plan, the existing Class A Voting Shares, Class B Non-Voting Shares and Preferred Shares of the Predecessor and all issued and outstanding warrants and options were cancelled without payment or consideration.

  Fresh Start Adjustments:

  (6)
  Under fresh start accounting, all assets and liabilities were revalued at estimated fair values and the Company's deficit was eliminated. Accounts receivable, accounts payable and accrued liabilities were valued at book value adjusted for changes in estimates relating to resolution of contingencies including legal claims, customer disputes and supplier contract negotiations. Other long-term liabilities, representing right of way and network access contracts, were fair valued based upon current market rates for such contracts. The fair value of the deferred pension liability was determined by an independent actuary. The fair value of property, plant and equipment was based on the assessment by an independent valuations expert hired by the Company to assist management but the amount allocated to property, plant and equipment was limited by the amount of the Equity Value. The amount allocated to property, plant and equipment was the excess of the Equity Value over the fair value of the remaining assets and liabilities.

  The Company has amended its fresh start adjustments and the preliminary April 1, 2003 balance sheet, as disclosed in the Predecessor's March 31, 2003 interim financial statements. These adjustments were the result of the resolution of uncertainties surrounding the sale of certain subsidiaries, and contingent liabilities including the settlement of legal claims and customer and supplier disputes.

  The Company received a partial recovery from another telecommunications provider as a result of Telecom Decision CRTC 2002-78. There is uncertainty regarding the interpretation of this regulatory decision, and this uncertainty is expected to be addressed in a future regulatory decision. The amount received has been recorded in accrued liabilities pending resolution of the matter, and upon final resolution, the portion of the adjustment, if any, related to the Predecessor may be recorded as fresh start entry.

2.     Significant accounting policies:

  The accompanying interim consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada.

  Certain information and note disclosures normally included in the annual financial statements prepared in accordance with generally accepted accounting principles have been condensed to include only the notes related to elements which have significantly changed in the interim period. As a result, these interim consolidated financial statements do not contain all disclosures required to be included in the annual financial statements and should be read in conjunction with the Predecessor's audited consolidated financial statements and notes thereto for the year ended December 31, 2002.

  The financial information included herein reflects all adjustments (consisting only of normal recurring adjustments), which, in the opinion of management, are necessary for a fair presentation of the results for the interim periods presented. The results of operations for the three months ended June 30, 2003 are not necessarily indicative of the results to be expected for the full year.

  Accounting policy changes impacting the Predecessor's comparative financial statements are described in the Predecessor's consolidated financial statements for the year ended December 31, 2002, and include:

  (a)
  The Predecessor adopted revised HB 1650 "Foreign Currency Translation", which required retroactive restatement of prior periods to adjust for the elimination of deferral and amortization of foreign currency gains and losses on long-term monetary items with a fixed or ascertainable life. Deferred foreign exchange of $12.3 million as of the date of adoption was reduced with a corresponding increase in opening deficit.

  (b)
  On January 1, 2002, the Predecessor recorded a transitional goodwill impairment charge to opening deficit and goodwill of $1,530.8 million as part of its adoption of HB 3062 "Goodwill and Other Intangible Assets".

  These consolidated condensed financial statements are prepared following accounting policies consistent with the Predecessor's audited consolidated financial statements and notes thereto for the year ended December 31, 2002, except for the following new accounting policies:

  (a)
  Stock-based awards that are settled in cash or may be settled in cash at the option of employees or directors are recorded as liabilities. The measurement of the liability and compensation cost for these awards is based on the intrinsic value of the award. Compensation cost for the awards is recorded into operating income over the vesting period of the award. Changes in the Company's payment obligation prior to the settlement date related to fluctuations in the Company's share price, is recorded in operating income in the period incurred. The payment amount is established for Share Appreciation Rights ("SARs") on the date of exercise of the award by the employee; for Restricted Share Units ("RSUs"), the vesting date of the award; and for Director Share Units ("DSUs"), the date of termination of employment or directorship.

    The Company's contribution to the Employee Share Ownership Plan is recorded as compensation cost in the period the obligation to contribute is incurred.

  (b)
  In December 2002, the CICA issued HB 3063, "Impairment or Disposal of Long-Lived Assets" and revised HB 3475, "Disposal of Long-Lived Assets and Discontinued Operations." These sections supersede the write-down and disposal provisions of HB 3061, "Property, Plant and Equipment" and HB 3475, "Discontinued Operations." The new standards are consistent with U.S. GAAP. HB 3063 establishes standards for recognizing, measuring and disclosing impairment of long-lived assets held-for-use. An impairment is recognized when the carrying amount of an asset to be held and used, exceeds the projected future net cash flows expected from its use and disposal, and is measured as the amount by which the carrying amount of the asset exceeds its fair value. HB 3475 provides specific criteria for and requires separate classification for assets held-for-sale and for these assets to be measured at the lower of their carrying amounts or fair value, less costs to sell. HB 3475 also broadens the definition of discontinued operations to include all distinguishable components of an entity that will be eliminated from operations. Revised HB 3475 is applicable to disposal activities committed to by the Company after May 1, 2003. Revised HB 3475 has had no impact on the Company's financial statements, as there have not been disposal activities committed to by the Company after May 1, 2003. HB 3063 has had no impact on the Company's financial statements.

  (c)
  Effective January 1, 2003, the Company adopted Accounting Guideline ("AcG") AcG-14, "Disclosure of Guarantees," which requires a guarantor to disclose significant information about guarantees it has provided, without regard to whether it will have to make any payments under the guarantees and in addition to the accounting and disclosure requirements of HB 3290, "Contingencies." The Guideline is generally consistent with disclosure requirements for guarantees in the United States (Financial Accounting Standard Board ("FASB") FASB Interpretation No. 45) but, unlike the FASB's guidance, does not apply to product warranties and does not encompass recognition and measurement requirements. The Company has evaluated the impact of adoption of AcG-14 and the disclosures are included in note 8(b)(ii).

3.     Share Capital

  (a)
  Authorized

  The Company's authorized capital consists of an unlimited number of Class A Voting Shares and Class B Limited Voting Shares. The two classes of shares were created to ensure compliance with the foreign ownership restrictions in the Telecommunications Act (Canada) (the "Telecommunications Act") and the regulations thereunder. Class A Voting Shares participate equally with the Class B Limited Voting Shares with respect to the declaration of any dividends or distributions if, as and when declared by the Board. Holders of Class A Voting Shares are entitled to receive the remaining assets of the Company on its winding-up or dissolution in equal amounts, share for share, with the holders of Class B Limited Voting Shares.

  Class A Voting Shares

  Class A Voting Shares are convertible, at the option of the holders of the shares, at any time, into Class B Limited Voting Shares on a one-for-one basis. To ensure compliance with the foreign ownership restrictions contained in the Telecommunications Act and the regulations thereunder, for so long as those restrictions pertain, the directors of the Company shall have the right to sell the Class A Voting Shares of a holder thereof who is not a Canadian (as such term is defined in the Telecommunications Act), subject to the provisions of the CBCA and the Telecommunications Act. Holders of Class A Voting Shares are entitled to receive notice of and attend to vote at all meetings of the shareholders of the Company except at a meeting at which holders of a specified class or series (other than the Class A Voting Shares) are entitled to vote separately as a class as provided in the CBCA or the Articles of the Company. Holders of Class A Voting Shares are entitled to elect five of nine members to the Board, subject to increase in accordance with the Company's Articles, commencing at such time as holders of the Class B Limited Voting Shares hold less than 50% of the Company's outstanding equity.

  Class B Limited Voting Shares

  Class B Limited Voting Shares are convertible automatically upon the full or partial removal of foreign ownership restrictions within the Telecommunications Act, into Class A Voting Shares on a one-for-one basis to the extent not otherwise restricted by law, provided the conversion right is available on a pro rata basis to all holders of Class B Limited Voting Shares in the case of a partial removal. The Class B Limited Voting Shares are also convertible, at the option of the holder in certain other limited circumstances, including after December 31, 2004 if the holder submits a Canadian residency declaration, into Class A Voting Shares on a one-for-one basis.

  Holders of Class B Limited Voting Shares are entitled to elect four of the nine members of the Board, subject to reduction in accordance with the Company's Articles commencing at such time as the holders of the Class B Limited Voting Shares hold less than 50% of the Company's outstanding equity. The number of directors elected by holders of Class B Limited Voting Shares will be reduced in accordance with the percentage of total equity held by holders of Class B Limited Voting Shares in accordance with the Articles and the holders of the Class A Voting Shares will correspondingly acquire the entitlement to elect additional directors. Class B Limited Voting Shares are entitled to vote as a separate class in limited circumstances as described in the Articles.

  Shareholder Rights Plan

  The Company has established a Shareholder Rights Plan (the "Rights Plan") to ensure, to the extent possible, that all shareholders will be treated equally and fairly in connection with any take-over offer for the Company. The Rights Plan is triggered when a person acquires beneficial ownership of a minimum of either (i) 10% of the outstanding Class A Voting Shares (or such higher amount as may be determined by the Board of Directors, provided such amount does not exceed 20% of the outstanding Class A Voting Shares), or (ii) 20% of the aggregate outstanding Class A Voting Shares and Class B Limited Voting Shares (collectively, the "Shares"), other than under certain conditions. The initial lower threshold for bids for Class A Voting Shares recognizes the restriction on non-Canadian holders acquiring additional Class A Voting Shares due to ownership restrictions under the Telecommunications Act.

  The Rights Plan is designed to encourage any potential acquirer to negotiate directly with the Company's Board of Directors for the benefit of all shareholders to provide increased assurance that a potential acquirer would pay an appropriate control premium in connection with any acquisition of the Company.

4.     Stock-based compensation plans

  (a)
  Management Incentive Plan

    The Board established and administers a Management Incentive Plan permitting the grant of RSUs, SARs, stock options ("Options"), and other share-based awards to management employees of the Company. An aggregate of 2 million Shares have been reserved for issuance under the Management Incentive Plan.

    RSUs, SARs and Options granted under the Management Incentive Plan are non-assignable except as provided therein and SARs and Options expire not later than ten years from the date of grant.

    Restricted Share Units

    Under the Management Incentive Plan, certain employees may receive an award in the form of an RSU, which vests at the end of three years. The underlying award and the stock-based compensation is recognized evenly over the three-year vesting period, at which time the RSUs are settled by the delivery of Shares to the participant or, at the participant's option, the delivery of the cash equivalent market value of the Shares based on the five trading day average of the closing price of the underlying Shares on the Toronto Stock Exchange. As at June 30, 2003, there were 253,700 RSUs awarded and outstanding of which none were vested.

    Share Appreciation Rights

    SARs grants are settled by the delivery of a cash payment equal to the difference between the fair market value of the underlying share upon exercise and at the date of grant and the price per Share at which a SAR may be exercised multiplied by the number of Shares subject to the SAR or, at the Board's discretion may elect to deliver the underlying Shares, cash or a combination of underlying Shares and cash. SARs granted in conjunction with the granting of Options would have the same terms for vesting of the Options to which they relate. Otherwise, each SAR grant vests as to one third each on the date of grant, and on the first and second anniversaries of the date of grant. As at June 30, 2003, there were no SARs awarded and outstanding.

    Stock Options

    The number of Shares reserved for issuance in the aggregate to any one eligible person pursuant to the Management Incentive Plan shall not exceed 5% of the aggregate outstanding Shares. Each Option is exercisable into one Share of Allstream at a price no less than the closing price of the Shares on the day immediately preceding the grant date and generally vest over three years.

    The following table summarizes the Company's Options outstanding at June 30, 2003:

	Number of Shares	Exercise prices per share	Weighted average exercise price
	(000' s)
Outstanding, April 1, 2003	—	—	—
Granted	629	36.05	36.05
Cancelled	(29)	36.05	36.05
Exercised	—	—	—

Outstanding, June 30, 2003	600	36.05	36.05

    As permitted by HB 3870, the Company did not adopt the fair value method of accounting for its employee stock option awards. The standard requires the disclosure of pro forma income for the quarter per share as if the Company had accounted for employee stock options under the fair value method. Had the Company adopted the fair value method for employee stock options using the fair value method, income per share would have decreased for the periods as indicated below:

Three months ended June 30, 2003
Income attributable to common shareholders — as reported	$24,382
Stock-based compensation expense	(330)

Income attributable to common shareholders — pro forma	$24,052

Income per share:
As reported:
Basic	$1.22
Diluted	1.22
Pro-forma:
Basic	1.20
Diluted	1.20

Weighted average number of shares outstanding (in thousands)
Basic	20,000
Diluted	20,005

    For purposes of the above pro forma disclosures, in the quarter ended June 30, 2003, 600,000 options with a weighted average fair value of $7.91 per share were granted and valued using the Black-Scholes option pricing model with the following weighted average assumptions:

Three months ended June 30, 2003
Risk-free interest rate (%)	3.28%
Expected volatility (%)	16.1%
Expected life (in years)	5
Expected dividends	—

    The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. Option pricing models also require estimates, which are highly subjective, including expected volatility of the underlying stock. The Company bases estimates of volatility on historical stock prices. Changes in assumptions can materially affect estimates of fair values.

  (b)
  Employee Share Ownership Plan

    The Board has approved a new Employee Share Ownership Plan ("ESOP"), effective July 2003. All permanent full-time salaried and sales employees and all bargaining unit employees, including permanent and temporary, full and part-time are eligible. The maximum contribution level is 8% of base pay for salaried and bargaining unit employees or target income for employees on sales commission. Allstream will match 25% of each participating employee's contributions on a quarterly basis. Upon attainment of certain Company targets, the Company will contribute an additional 25% match. This amount will be payable to active employees as of December 31st of each year and will be paid on the date the annual variable pay is paid.

  (c)
  Director Compensation Plan

    Outside members of the Company's Board of Directors may elect annually to receive all or a portion of their annual retainer(s) and fees in the form of DSUs, the value of which is determined by the market price of the Company's Shares at the time of payment of the director's annual retainer fees. Upon termination of Board service, the cash value for the DSUs determined by the average closing price of the Class A Voting Shares for the five trading days immediately prior to the date of termination of Board service. As at June 30, 2003, no DSUs have been granted.

5.     Diluted income per share:

Three months ended June 30, 2003
Denominator:
Basic weighted average number of shares outstanding (in thousands)	20,000
Effect of dilutive securities
Employee stock options	55

Diluted weighted average number of shares outstanding (in thousands)	20,055

Income per share:
Basic	$1.22
Diluted	1.22

  For the three months ended March 31, 2003, none of the Predecessor's stock options and warrants was outstanding. For the Predecessor's other comparative financial information, as the result of losses, the effect of converting the Predecessor's stock options and warrants has not been included in the calculation of diluted loss per share as to do so would be anti-dilutive.

6.     Income taxes

  The Company has recorded an income tax expense of $17.7 million, which includes $0.4 million for large corporations tax.

  The Predecessor has non-capital tax losses that are available to reduce taxable income of the Company. The benefit of the Predecessor's losses was not recorded as an asset during the application of fresh start accounting. As the Predecessor incurred significant losses and did not have a history of operating income, a full valuation allowance was recorded to reduce future income tax assets to nil.

  When a future income tax asset, not recognized during the application of fresh start accounting, is subsequently recognized, the benefit is recorded as a capital transaction and is included in contributed surplus. The benefit of Predecessor tax losses utilized and recorded by the Company during the period amounted to $17.3 million.

  The Company is in the process of determining the amount of tax losses and other tax assets that are available for carry-forward following its financial restructuring.

7.     Segmented information:

  The Company currently operates in one operating segment, the communications industry in Canada. The Company offers a number of products, delivered through its integrated fibre optics networks, sold by a national sales force, agents and telemarketers and provisioned by one operations group. The Company makes decisions and evaluates financial performance primarily based on product revenue.

        Revenue by product is as follows:

	Three months ended June 30 2003	Three months ended March 31 2002	Three months ended June 30 2002	Six months ended June 30 2002
		(Predecessor)	(Predecessor)	(Predecessor)
Data	$105,528	$112,256	$119,459	$235,027
Local	57,475	56,912	59,708	119,377
Internet and IT Services	43,636	46,179	50,210	99,190
Other	5,376	4,111	8,508	13,822

	212,015	219,458	237,885	467,416
Long distance	124,567	133,867	146,972	301,272

	$336,582	$353,325	$384,857	$768,688

  During the three months ended June 30, 2003, no customer of the Company individually represented more than 10% of the Company's revenues.

8.     Commitments and contingencies:

  (a)
  Contractual commitments:

    Under the terms of its operating lease agreements for fibre optics maintenance, operating facilities, equipment rentals and minimum purchase commitments under supply contracts and customer contracts; the Company is committed to make payments as follows:

2003	$93,137
2004	92,854
2005	75,530
2006	51,091
2007	42,853
Thereafter	265,298

$617,383

  (b)
  Contingent liabilities:

  (i)
  Litigation:

      In the normal course of operations, the Company may be subject to litigation and claims from customers, suppliers and former employees. Management believes that adequate provisions have been recorded in the accounts where required.

    (ii)
    In addition to the above commitments and contingencies, the Company has also provided routine indemnifications, whose terms range in duration and often are not explicitly defined. These indemnifications relate to adverse effects due to changes in tax laws, infringements by third parties related to intellectual property, and under certain supplier agreements, losses arising from claims by third parties against suppliers, including customers, in connection with the use of services and related equipment by the third party. The maximum amounts from these indemnifications cannot be reasonably estimated. Historically, the Company and the Predecessor have not made significant payments related to these indemnifications. The Company has also indemnified a third party in connection with a marketing agreement, and the Company has determined that the potential maximum loss is not significant to the consolidated financial statements. The Company has also indemnified certain financial advisors regarding any liability they may incur as a result of their activity as advisors to the Company or to the holders of Senior Notes. There is no maximum limitation to such indemnification.

    The Company continues to monitor the conditions that are subject to guarantees and/or indemnifications to identify whether it is probable that a loss has occurred, and would recognize any such losses under any guarantees and indemnifications when those losses are estimable.

  (c)
  Letters of credit:

    In the normal course of business, the Company issues letters of credit in compliance with its right-of-way agreements with various municipalities and utility companies. In general, the terms of the letter of credit permit the municipality or the utility company to draw on the letter of credit to recover any losses incurred under the right-of-way agreement, as defined. As at June 30, 2003, the Company had letters of credit outstanding of $1.4 million with nil drawn.

  (d)
  Collective bargaining agreement:

    As at June 30, 2003, approximately 21% or 847 employees of the Company were union members covered by collective bargaining agreements. The union employees of the Company are currently represented by two unions, the Canadian Auto Workers ("CAW") Local 2000 and the United Steelworkers of America ("UWSA") TC Local 1976. The collective bargaining agreements are in effect until December 31, 2003.

9.     Subsequent events:

  (a)
  On July 7, 2003, the Company completed the previously announced sale of its subsidiaries, Contour Telecom Inc. and Argos Telecom Inc., to YAK Communications (Canada) for approximately $8.0 million in cash.

  (b)
  On July 22, 2003, the Company signed an agreement with AT&T Corp. to allow for the continued use of AT&T voice network service features and related technology. The Agreement is consistent with the terms of the commercial agreements previously announced on January 17, 2003, which supported Allstream's strategy to become an independent company. During this transition, this commercial agreement will provide continuity for certain Allstream voice services reliant on the AT&T network, and will support the continuity of certain voice network service features and interface arrangements between the two companies for the benefit of customers.

Management's Discussion and Analysis of Financial Condition and Results of Operations

(Dollar amounts are stated in thousands of Canadian dollars except where otherwise noted)

Forward-Looking Statements

        On April 1, 2003, AT&T Canada Inc. (the "Predecessor") implemented the Consolidated Plan of Arrangement and Reorganization (the "Plan") and emerged from protection under the Companies' Creditors Arrangement Act (Canada) ("CCAA"). Pursuant to the Plan, a new parent company ("New AT&T Canada Inc.") was incorporated under the Canada Business Corporations Act (the "Act") and pursuant to Articles of Reorganization dated April 1, 2003 (the "Articles of Reorganization") became the sole shareholder of the Predecessor. On June 18, 2003, New AT&T Canada Inc. changed its name to Allstream Inc. (the "Company" or "Allstream").

        This discussion and analysis explains Allstream's financial condition and results of operations for the three months ended June 30, 2003 compared with the three months ended March 31, 2003 and the three months ended June 30, 2002 of the Predecessor, and is intended to help shareholders and other readers understand the Company's business and the key factors underlying its financial results. The interim consolidated financial and other information of the Company issued subsequent to the Plan implementation are not comparable with the interim consolidated financial information and other information issued by the Predecessor prior to the Plan implementation. Accordingly, management's discussion and analysis of financial condition and result of operations of the Company compared to the Predecessor should be reviewed with caution, and should not be relied upon as being indicative of future results of the Company or providing an accurate comparison of financial performance. Certain statements in this Management's Discussion and Analysis ("MD&A") and Consolidated Financial Statements constitute forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors including those described under the "Risks and Uncertainties" section, which may cause the actual results, performance or achievements of the Company, to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements.

Overview

        Allstream is a leading communication solutions provider with a world-class portfolio of Connectivity, Infrastructure Management and IT Services. Allstream is focused on collaborating with its customers to deliver business solutions that meet their unique needs to help them compete more effectively. Spanning more than 18,800 kilometres, Allstream's broadband fibre-optic network has the greatest reach of any competitive carrier in Canada, and provides international connections through strategic partnerships and interconnection agreements with other international service providers.

        On April 1, 2003, the Predecessor implemented the Plan and the Company emerged from protection under CCAA and its Class A Voting Shares and Class B Limited Voting Shares began trading on both the Toronto Stock Exchange (the "TSX") and the NASDAQ National Market System ("NASDAQ"). The Company has no long-term debt and is generating cash flow from operations and net income since emerging from CCAA protection.

1

        The purpose of the Plan was to restructure the balance sheet and equity of the Predecessor, provide for the compromise, settlement and payment of liabilities of certain creditors of the Predecessor and its subsidiaries (collectively, the "Affected Creditors") and to simplify the operating corporate structure of the Company. The significant steps in the implementation of the Plan were:

  (i)
  the formation of a new entity, AT&T Canada Inc. (now Allstream), and the acquisition by it of the shares of the Predecessor;

  (ii)
  the exchange and compromise of all of the then existing $4.6 billion of the Predecessor's senior notes (the "Senior Notes") and certain other affected claims by the holders of such Senior Notes and other affected claims of the Affected Creditors, in exchange for $233 million in cash, and 100% of the equity of Allstream;

  (iii)
  the amalgamation of certain wholly-owned subsidiaries of the Predecessor to form a new operating company that continued as the entity now known as Allstream Corp.;

  (iv)
  the cancellation of all outstanding equity, including warrants and share purchase options, of the Predecessor that was not owned by the Company;

  (v)
  establishment of a new Board of Directors for Allstream and its subsidiaries; and

  (vi)
  the establishment of a new management incentive plan ("Management Incentive Plan") for Allstream and the cancellation of the then existing incentive plans without compensation.

        Pursuant to the Plan, there was a realignment in the equity interests and capital structure of the Company on April 1, 2003. The Company's balance sheet at April 1, 2003 has been prepared under the provisions of The Canadian Institute of Chartered Accountants ("CICA") Handbook Section ("HB") 1625, "Comprehensive Revaluation of Assets and Liabilities" ("fresh start accounting"). Under fresh start accounting, the Company's assets and liabilities are recorded at management's best estimates of their fair values, the deficit is eliminated and new Class A Voting Shares and Class B Limited Voting Shares were recorded as issued at an aggregate stated capital amount of $581.0 million.

        Due to the realignment in the equity interests and capital structure of the Company, the application of "fresh start" accounting as at April 1, 2003, the implementation of the Plan and emergence from protection under CCAA, the interim consolidated financial and other information of the Company issued subsequent to the Plan implementation are not comparable with the interim consolidated financial information and other information issued by the Predecessor prior to the Plan implementation. Accordingly, management's discussion and analysis of financial condition and result of operations of the Company compared to the Predecessor should be reviewed with caution, and should not be relied upon as being indicative of future results of the Company or providing an accurate comparison of financial performance.

        On June 18, 2003, the Company launched its new brand, Allstream, in advance of the September 9, 2003 deadline required by the new commercial agreements with AT&T Corp. (see "Negotiations of New Commercial Agreements with AT&T Corp.").

2

Regulatory Environment

        During the quarter, the Canadian Radio-television and Telecommunications Commission (the "CRTC") continued its pro-competitive stance with the issuance of guidelines that govern negotiations between building owners and telecommunications providers. These guidelines support the need for competitors to have equal access to deploy network assets to serve customers in multi-tenant buildings. It is not yet clear whether building owners will appeal the decision.

        The Company received a partial recovery from another telecommunications provider as a result of Telecom Decision CRTC 2002-78. There is uncertainty regarding the interpretation of this regulatory decision, and this uncertainty is expected to be addressed in a future regulatory decision. The amount received has been recorded in accrued liabilities pending resolution of the matter, and upon final resolution, the portion of the adjustment, if any, related to the Predecessor may be recorded as fresh start entry.

        On April 15, 2003, Allstream filed a "Part VII" application with the CRTC seeking tariffed access to various next generation telecommunications services being deployed by the incumbent providers. The Company believes that by granting competitors cost based access to these facilities and services the CRTC would be applying consistent logic with that utilized in granting cost based access for Competitive Digital Network Access ("CDNA") services.

        On April 28, 2003, the Standing Committee for Industry, Science and Technology tabled a report before Parliament recommending the removal of foreign investment restrictions in the Canadian telecommunications industry. However, it is yet unclear as to whether these recommendations will be adopted by the government.

Negotiation of New Commercial Agreements with AT&T Corp.

        On January 17, 2003, it was announced that new commercial agreements had been entered into with AT&T Corp. The new commercial agreements, among other things, required the Company to launch a new brand name by September 9, 2003, and to cease use of the AT&T brand by no later than December 31, 2003. The Company in fact changed its name and introduced its new brand name on June 18, 2003. In addition, these agreements provide a timeframe for continuity of the Company's global connectivity, technology platform and product suite, and maintain network ties between the two companies for the benefit of customers. These agreements enable the Company and AT&T Corp. to continue working together on a non-exclusive basis, and provide the Company the ability to forge additional supplier relationships that will enhance its connectivity and product offerings. Also, these arrangements recognize AT&T Corp.'s ability to serve Canadian customers directly in competition with Allstream. On July 22, 2003, the Company signed a master services or network support agreement with AT&T Corp. to allow for the continued use of AT&T Corp. technology and capabilities, namely voice network service features and related technology.

Sale of Contour Telecom Inc. and Argos Telecom Inc.

        On July 7, 2003, the Company completed the previously announced sale of its subsidiaries, Contour Telecom Inc. and Argos Telecom Inc., to YAK Communications (Canada) for approximately $8.0 million in cash. The gain or loss on this transaction is not expected to be material.

3

Results of Operations

        As described above, the interim results of operations of the Company are not necessarily indicative of the results that may be expected for the full fiscal period or for any other interim period and that comparisons of financial performance with the Predecessor should be reviewed with caution.

Three months ended June 30, 2003 compared to three months ended March 31, 2003 and three months ended June 30, 2002

Key financial data:

	Three months ended June 30, 2003	Three months ended March 31, 2003	Three months ended June 30, 2002	Six months ended June 30 2002
	(Unaudited)	(Unaudited) Predecessor	(Unaudited) Predecessor	(Unaudited) Predecessor
Revenue
Data	$105,528	$112,256	$119,459	$235,027
Local	57,475	56,912	59,708	119,377
Internet and IT services	43,636	46,179	50,210	99,190
Other	5,376	4,111	8,508	13,822

	212,015	219,458	237,885	467,416
Long Distance	124,567	133,867	146,972	301,272

Total Revenue	$336,582	$353,325	$384,857	$768,688

Service Costs	$195,663	$216,061	$251,056	$506,225
Gross Margin	$140,919	$137,264	$133,801	$262,463
Gross Margin %	41.9%	38.8%	34.8%	34.1%
Selling, General and Administrative
Costs ("SG&A")	$71,817	$70,970	$83,318	173,955
Income (loss) from operations	$41,233	$36,491	$(1,314,345)	$(1,367,346)
Net Income (Loss)	$24,382	$229,804	$(1,353,431)	$(1,511,049)
Basic income (loss) per Share	1.22	2.14	(13.45)	(15.06)
Diluted income (loss) per Share	1.22	2.14	(13.45)	(15.06)

4

Allstream Inc.

        Supplementary Financial Information

(in thousands of dollars, except per share amounts)
(unaudited)

	Three months ended June 30, 2003	Three months ended March 31, 2003	Three months ended June 30, 2002	Six months ended June 30, 2002
		Predecessor	Predecessor	Predecessor
Income (Loss) from operations	$41,233	$36,491	$(1,314,345)	$(1,367,346)
Add:
Depreciation and amortization	27,869	41,625	91,074	182,100
Workforce reduction costs and provision for restructuring	—	(11,822)	70,526	70,526
Write-down of long-lived assets	—	—	1,203,228	1,203,228

EBITDA (*)	$69,102	$66,294	$50,483	$88,508

(*)
EBITDA is a measure commonly used in the telecommunications industry to evaluate operating results and is generally defined as earnings before interest, income taxes, depreciation and amortization. The Company has also excluded the provision for restructuring as this item is not expected to be recurring in nature as the Company completed restructuring its balance sheet and emerged from protection under the CCAA proceeding on April 1, 2003. EBITDA does not have a standardized meaning under GAAP and is not necessarily comparable to similar measures disclosed by other issuers. Accordingly, EBITDA is not intended to replace income/(loss) from operations, net income/(loss) for the period, cash flow, or other measures of financial performance and liquidity reported in accordance with Canadian GAAP.

Revenue

        Revenue from data, local, Internet and IT services, and other services grew to 63% of total revenue in the three months ended June 30, 2003, from 62% in the three months ended June 30, 2002. The proportion of revenue from long distance services declined to 37% in the three months ended June 30, 2003, from 38% in the comparable period in the prior year. Total revenue declined by $48,275 or 12.5% compared to the three months ended June 30, 2002. Compared to the three months ended March 31, 2003, total revenue declined by $16,743 or 4.7%, consistent with the Company's expectations from continued pricing pressures as the Canadian telecommunications marketplace remains extremely competitive across all of the Company's major product lines.

        The decline in data revenue of $13,931 or 11.7% to $105,528 in the three months ended June 30, 2003 from $119,459 in the three months ended June 30, 2002, was due to lower revenue resulting from industry-wide weakness in enterprise demand and pricing pressures in certain legacy products, including private line and frame relay services, partially offset by growth in next generation services. Compared to the three months ended March 31, 2003, data revenue declined by $6,728 or 6% for the reasons stated above.

        Local revenue decreased by $2,233 or 3.7% to $57,475 in the three months ended June 30, 2003 from $59,708 in the three months ended June 30, 2002. Local access lines in service declined to 514,311 at June 30, 2003 from 556,128 at June 30, 2002. This decline was due to the Company's strategic repositioning of its local services business to focus on profitable line growth. Compared to the three months ended March 31, 2003, local revenue increased by $563 or 1.0% as a result of the Company's above mentioned focus.

5

        Internet and IT Services revenue declined by $6,574 or 13.1% to $43,636 in the three months ended June 30, 2003 from $50,210 in the three months ended June 30, 2002. The decline was attributable to lower demand for IT Services consulting and dial-up internet access. Compared to the three months ended March 31, 2003, Internet and IT Services revenue decreased by $2,543 or 5.5% due to lower demand for IT Services consulting and lower product sales.

        Other revenue decreased by $3,132 or 36.8% to $5,376 in the three months ended June 30, 2003, from $8,508 in the three months ended June 30, 2002. The decline in other revenue was primarily due to lower sales of telecommunications equipment. Compared to the three months ended March 31, 2003, other revenue was higher for the three months ended June 30, 2002 due to higher sales of telecommunications equipment.

        Long distance ("LD") revenue decreased by $22,405 or 15.2% to $124,567 in the three months ended June 30, 2003 from $146,972 in the three months ended June 30, 2002. The decline was due to lower prices per minute and lower volumes. Prices dropped by 6.8% and minutes decreased by 8.4%, primarily due to the effects of continued price competition. Compared to the three months ended March 31, 2003, long distance revenue declined by $9,300 or 6.9% as a result of a 4.6% reduction in average price per minute, and a 2.4% decrease in minute volume.

Service Costs and Selling, General and Administrative Expenses

        The Company's principal operating expenses consist of Service Costs; Selling, General and Administrative expenses ("SG&A") and depreciation and amortization. Service Costs consist of expenses directly related to delivering service to customers and servicing the operations of the Company's networks, expenses associated with fibre and other leases where the Company does not presently have its own facilities, local and long distance transport costs paid to other carriers, maintenance costs, right-of-way fees, municipal access fees, hub site lease expenses, costs of service personnel and leases of utility space in buildings connected to the Company's networks. SG&A expenses include the costs of sales and marketing personnel, promotional and advertising expenses and corporate administrative expenses.

        Service Costs decreased by $55,393 or 22.1% to $195,663 in the three months ended June 30, 2003, from $251,056 in the three months ended June 30, 2002. This decline was due to lower cross border rates due to new bi-lateral agreements, lower volumes, cost reductions from regulatory decisions, including the price cap decision, lower personnel and related costs from workforce reductions and lower telecommunications equipment sales. Compared to the three months ended March 31, 2003, Service Costs decreased by $20,398 or 9.4% due to lower cross border rates due to new bi-lateral agreements, lower volumes and lower personnel and related costs from workforce reductions.

        Consequently, Gross Margin increased by $7,118 or 5.3% to $140,919 in the three months ended June 30, 2003, from $133,801 reported in the three months ended June 30, 2002, and increased by $3,655 or 2.7% from $137,264 reported in the three months ended March 31, 2003.

        SG&A expenses decreased by $11,501 or 13.8% to $71,817 in the three months ended June 30, 2003, from $83,318 in the three months ended June 30, 2002. These decreases were due to lower personnel and personnel related costs as a result of workforce reductions, offset in part by re-branding expenses

6

of $4,420. Compared to the three months ended March 31, 2003, SG&A expenses increased by $847 or 1.2% due to re-branding costs of $4,420 incurred during the three months ended June 30, 2003 offset by settlement of liabilities subject to compromise relating to CCAA in the three months ended March 31, 2003.

EBITDA1

        EBITDA increased to $69,102 in the three months ended June 30, 2003 from $50,483 in the three months ended June 30, 2002. EBITDA increased by $2,808 in the three months ended June 30, 2003 from $66,294 in the three months ended March 31, 2003. These increases were the result of the above mentioned fluctuations in revenue, service costs and SG&A.

Depreciation and Amortization

        Depreciation and amortization expense decreased to $27,869 for the three months ended June 30, 2003, compared to $91,074 for the three months ended June 30, 2002. The decrease was primarily due to the impact of the write-down of property, plant and equipment in June 2002 and the fair value adjustments to property, plant and equipment as a result of adoption of fresh start accounting on April 1, 2003, offset in part, by increased depreciation from capital asset additions. Compared to the three months ended March 31, 2003, depreciation and amortization expense was substantially lower primarily due to the impact of the fair adjustments to property, plant and equipment as a result of the adoption of fresh start accounting on April 1, 2003, offset in part, by increased depreciation from capital asset additions.

Income (Loss) from operations

        The Company recorded income from operations of $41,233 for the three months ended June 30, 2003 compared to a loss from operations of $1,314,345 for the three months ended June 30, 2002. This change is primarily attributable to the write-down of property, plant and equipment and long-lived assets and the provision for restructuring in June 2002, and improvements in EBITDA through initiatives to streamline the business. Compared to the quarter ended March 31, 2003, income from operations increased by $4,742. The increase was the result of a reversal of restructuring costs of $11.8 million recorded in the previous quarter offset by lower revenues in the three months ended June 30, 2003.

1 EBITDA is a financial measure commonly used in the telecommunications and other industries and is presented to assist in understanding the Company's operating results. However, it is not intended to represent cash flow or results of operations in accordance with Canadian or U.S.GAAP. The Consolidated Statement of Operations provides a reconciliation of EBITDA to net income (loss). The most directly comparable financial measure calculated and presented in accordance with GAAP is income (loss) from operations, discussed below. See page 6 for a reconciliation of EBITDA to income (loss) from operations.

7

Interest Income and Expense

        The Company emerged from CCAA on April 1, 2003 with no long term debt and, consequently, interest expense for the three months ended June 30, 2003 was not significant. Interest expense for the three months ended June 30, 2003 was comprised of interest accretion on long term obligations.

Foreign exchange gain (loss)

        The Company emerged from CCAA on April 1, 2003 with no long term debt and, consequently, foreign exchange fluctuations for the three months ended June 30, 2003 was not significant.

Provision for income taxes

        For the three months ended June 30, 2003, the Company recorded a provision for income tax of $17,742 compared to a provision of $1,533 in the three months ended June 30, 2002. The provision for the three months ended June 30, 2003 includes $462 of Federal Large Corporations Tax ("LCT") compared to LCT of $1,533 for the three months ended June 30, 2002. LCT is calculated by reference to the equity, liabilities and assets of the Company. The decrease in LCT was a result of the comprehensive revaluation of the Company's assets and liabilities on April 1, 2003. The balance of the June 30, 2003 provision represents income tax expense calculated at the Company's effective tax rate on its income for the period. This income will be sheltered using Predecessor's tax losses that are available to the Company. As described in note 6 to the consolidated condensed financial statements for the three months ended June 30, 2003, the tax benefit arising on the utilization of Predecessor's losses is recorded as contributed surplus and not as a recovery in the Company's statement of operations.

Net Income (Loss)

        The Company recorded net income of $24,382 for the three months ended June 30, 2003 compared to a loss of $1,353,431 for the three months ended June 30, 2002. The net change was primarily due to write-down of property plant and equipment during the three months ended June 30, 2002, the provision for restructuring, improved EBITDA, and no debt related interest expenses or foreign exchange gains as the result of the Company's emergence from CCAA with no long term debt.

8

Liquidity and Capital Resources

Cash Flows from Operating Activities

Capital Expenditures

        Cash expenditures on property, plant and equipment during the three months ended June 30, 2003 totaled $15,794 compared to $31,602 for the three months ended June 30, 2002.

Liquidity

        After payment of the $233 million to holders of the Senior Notes pursuant to the Plan, the Company emerged on April 1, 2003 with no long term public debt and cash on hand of $175,230. On April 1, 2003, the Company's Class A Voting Shares and Class B Limited Voting Shares commenced trading on the TSX and on the NASDAQ National Market System.

        At June 30, 2003, the Company had cash on hand of $248.3 million. The Company generated cash from operations of $89.3 million during the three months ended June 30, 2003. This positive cash flow was attributable to operating profitability, a return to normal payment terms with a major supplier and from management of working capital, which includes a partial recovery of CDNA regulatory credits. There is uncertainty regarding the interpretation of this regulatory decision, and this uncertainty is expected to be addressed in a future regulatory decision. The Company has an un-funded deficit in its defined benefit pension plans of $120.2 million as determined by an independent actuary on January 1, 2003. This deficit is being funded over a 5 year period in accordance with Federal legislation governing such matters, including $35.6 million that will be paid in 2003. The Company believes its liquidity position provides financial flexibility to respond to opportunities as they arise.

Outlook

	Full Year 2003(3)
	Revised Guidance	Initial Guidance
	(in millions)	(in millions)
Revenue	$1,300	$1,337	(1)
EBITDA	$200-$220	$163	(2)
Capital Expenditures	$100	$140

(1)
Decrease due to industry-wide weakness in enterprise demand, pricing pressures as a result of continued strong competition in the Canadian telecommunications marketplace across all major product lines and the divestiture of Contour Telecom Inc. and Argos Telecom Inc.

(2)
Includes re-branding costs.

(3)
The Outlook Full Year 2003 period represents the three months ended March 31, 2003 for the Predecessor and nine months ended December 31, 2003 for the Company.

9

Risks & Uncertainties

(a)   Brand Transition and Change in AT&T Corp. Relationship

  During the remaining term of the new commercial agreements with AT&T Corp. and its wholly-owned subsidiary, AT&T Canada Enterprises Company, the Company will make use of certain AT&T Corp. technology on a transitional basis.

  The Company negotiated a master services agreement with AT&T Corp. to allow for the continued use of AT&T Corp. technology and capabilities. The Company and AT&T Corp. have agreed on a framework to deal with ongoing co-operation and a process to transition network support provided by AT&T Corp. for the Company's toll-free, calling card and customer care platform by no later than December 31, 2005 with the details of the transition plan to be completed by no later than December 31, 2003. The transitional network support arrangement may be extended by mutual agreement; may be accelerated under certain conditions; or accelerated in the event of an acquisition of 20% or more of the Company's equity by a strategic competitor or in other circumstances.

  The Company launched its new brand name, Allstream, on June 18, 2003 in advance of the September 9, 2003 deadline imposed by the new commercial agreements with AT&T Corp. The Company is implementing its brand implementation plan in accordance with the commercial agreements with AT&T Corp. which require it to cease use of the AT&T Corp. brand by no later than December 31, 2003, with the exception of the use of the AT&T brand for its calling card and Internet domain names which must end no later than June 30, 2004.

  AT&T Corp. has the ability to serve Canadian customers directly, including competing with the Company. There can be no assurance that the Company will not incur a significant loss of revenue from business ongoing with or influenced by AT&T Corp. as a result of the new commercial arrangements.

(b)   Competition

  The Company faces intense competition in all of its markets for its existing and planned services from, among others, the ILECs, cable companies, competitive long distance providers, wireless providers, competitive local exchange carriers, internet service providers, Centrex resellers and other current and planned telecommunications providers. The Company's ability to compete effectively in the Canadian telecommunications industry may be adversely effected by continuing consolidation and expansion amongst its competitors.

  In each of the business areas currently served by the Company, the principal competitor is the ILEC serving that geographic area. The ILECs have long-standing relationships with their customers and have historically benefited from a monopoly over the provision of local switched services. In addition, the ILECs have financial, marketing, technical, personnel, regulatory and other resources that exceed those of the Company. There can be no assurance that the Company will be successful in its attempt to offer services in competition with the services offered by the ILECs.

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(c)   Market and Economic Conditions

  The Company's future operating results may be affected by trends and factors beyond its control. Such trends and factors include the policies of Canada and the United States in regard to foreign trade, investments and taxes, foreign exchange rate controls and fluctuations, political instability and increased payment periods, adverse change in the conditions in the specific markets for the Company's products and services, the conditions in the broader market for communications and the conditions in the domestic or global economy generally. More specifically, the Company's financial performance will be affected by the general economic conditions as demand for services tends to decline when economic growth and retail and commercial activity decline. Recently, the slowdown in global economic activity in Canada and the United States has made the overall global and Canadian economic environment more uncertain and could, depending on the duration and extent of such slowdown and on the pace of an eventual economic recovery, have an important adverse impact on the demand for products and services and on the financial performance of the Company.

(d)   Governmental Regulation and Potential for Change in Regulatory Environment

  The Company is subject to regulation by Canada's telecommunications regulatory authority, the CRTC, pursuant to the provisions of the Telecommunications Act (Canada) (the "Telecommunications Act") and, to a lesser extent, the Radiocommunication Act (Canada) (the "Radiocommunication Act"), administered by Industry Canada. Since the passage of the Telecommunications Act, the policy of the government of Canada and subsequently the CRTC has been to recognize the importance of competition in the provision of telecommunications services in Canada.

  There can be no assurance that regulatory rulings of the CRTC within that policy framework will not have material adverse effects on competition whether in relation to terms of access to the existing ILEC-controlled network, control of ILEC behaviour in view of their dominant market position or otherwise.

(e)   Restrictions on Foreign Ownership and Control

  Under the ownership and control provisions of the Telecommunications Act and the Radiocommunication Act, a "Canadian carrier" must be Canadian owned and controlled and incorporated or continued under the laws of Canada or a province in order to operate as a Canadian telecommunications common carrier and hold a licence as a radiocommunication carrier. Among other restrictions set out in the legislation, no more than 33 1/3 % of the voting shares of a non-operating parent corporation of a Canadian carrier may be beneficially owned or controlled by non-Canadians and neither the Canadian carrier nor its parent may be otherwise controlled in fact by non-Canadians. The eligibility of Allstream Corp. to continue to operate as a Canadian carrier could be jeopardized if the Company and Allstream Corp., respectively, or any of their respective subsidiaries fail to comply with the requirements relating to ownership and control. In addition to ensuring that the Company does not violate the prohibition on control in fact by non-Canadians, any issuances of equity securities of the Company to non-Canadians must be of limited or non-voting securities or, if common shares or other voting securities are issued, such common shares or other non-voting securities are also issued to Canadian residents in such amounts as are necessary to allow the Company to

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  continue to meet the ownership restrictions. These ownership restrictions may limit the Company's ability to raise equity capital from non-Canadians.

  To ensure compliance with the foreign ownership restrictions contained in the Telecommunications Act and the regulations thereunder, the Company's authorized capital consists of an unlimited number of Class A Voting Shares and Class B Limited Voting Shares. On the implementation of the Plan two thirds of the Class A Voting Shares were issued to Canadian residents. The Class A Voting Shares are convertible at anytime into Class B Limited Voting Shares on a one-for-one basis. The Class B Limited Voting Shares, together with the associated acquisition rights are exchangeable into Class A Voting Shares on a one-for-one basis on or prior to December 2004, if the holder submits a Canadian residency declaration, provided that such holder together with the persons acting jointly or in concert with such holder would not on exchange hold in excess of 10% of the Class A Voting Shares. Non-Canadians may not acquire Class A Voting Shares on the secondary market if such acquisition would contravene the restrictions not in the articles on foreign ownership and control discussions above.

  In response to a discussion paper issued by the Ministry of Industry, a Parliamentary Committee tabled a report in the House of Commons in April, 2003 recommending the removal of the above foreign investment restrictions as they relate to telecommunications carriers such as Allstream. The Government of Canada will respond to the Report in the coming months.

(f)    Cash Flow and Need for Additional Capital

  As at June 30, 2003, the Company had cash on hand of $248.3 million and generated cash flow from operations of $89.3 million for the three months ended June 30, 2003. If business conditions change and the Company is not able to achieve its planned levels of revenues and cash flows, there can be no assurance that the Company will be able to obtain sufficient funds on terms acceptable to it to provide adequate liquidity to finance the operating and capital expenditures. Failure to generate additional funds, whether from operations, additional debt or equity financing, may require the Company to delay or abandon some or all of its anticipated expenditures, which could have a material adverse effect upon the growth of the affected businesses and on the Company. Furthermore, the ability of competitors to raise money on more acceptable terms could create a competitive disadvantage for the Company.

(g)   Rapid Technological Changes

  The telecommunications services industry is subject to rapid and significant changes in technology that may reduce the relative effectiveness of existing technology and equipment. Although the Company has invested in what it currently views as the best technology available, all aspects of voice, data, and video telecommunications are undergoing rapid technological change. There can be no assurance that the Company's technologies will satisfy future customer needs, that the Company's technologies will not become obsolete in light of future technological developments, or that the Company will not have to make additional capital investments to upgrade or replace its technology. The effect on the Company of technological changes, including changes relating to emerging wireline and wireless transmission and switching technologies, cannot be predicted and could have a material adverse effect on the Company's business, financial condition, results of operations and prospects.

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Critical Accounting Policies

        The Company believes that the following selected accounting policies and issues are critical to understanding the estimates, assumptions and uncertainties that affect the amounts reported and disclosed in the consolidated financial statements and notes to the financial statements. See Note 2 to the 2002 annual consolidated financial statements for a more comprehensive discussion of the Company's significant accounting policies.

Use of Estimates

        Significant estimates are used in determining, but not limited to, the recoverability of capital assets, allowance for doubtful accounts, the determination of the fair value of assets and liabilities upon implementation of fresh start accounting, provisions for contingent liabilities, and income tax valuation allowances. When assessing the reasonableness of the assumptions, current information, currently prevailing economic conditions and trends are considered.

        The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses. Actual results could differ from those estimates.

Recoverability of Capital Assets

        Due to the capital intensive nature of the telecommunications industry, the Company has made significant investments in capital assets. These assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Assessments of the recoverability of capital assets require estimates of useful lives, future cash flows, discount rates and terminal values. Management develops cash flow projections using assumptions that reflect the Company's planned courses of action and management's best estimate of the most probable set of economic conditions. If the total of the expected future undiscounted cash flows is less than the carrying amount of the asset, a write-down is recognized for the difference between the expected future undiscounted cash flows and carrying value of the asset.

Fair value of assets and liabilities upon implementation of fresh start accounting

        The Company fair valued its assets and liabilities upon implementation of fresh start accounting on April 1, 2003 using management's best estimates and information available during the valuation process. The fair value of capital assets was based on the assessment by an independent valuations expert hired by the Company to assist management. The fair value of the deferred pension liability was actuarially determined.

Valuation of Accounts Receivable

        The Company's allowance for doubtful accounts is based on a specific percentage using historical experience applied to aging categories and an additional amount for specific delinquent balances.

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Provisions for Contingent Liabilities

        In the normal course of business, the Company is subject to proceedings, lawsuits and other claims. Such matters are subject to many uncertainties, and outcomes are not predictable with assurance. The Company maintains and regularly updates on a case-by-case basis, provisions for such items when the expected loss is both probable and can be reasonably estimated. These matters could affect the operating results of any one three months when resolved in future periods.

New Accounting Standards and Recent Pronouncements

Disclosure of Guarantees

        Effective January 1, 2003, the Company adopted AcG-14, "Disclosure of Guarantees", which requires a guarantor to disclose significant information about guarantees it has provided, without regard to whether it will have to make any payments under the guarantees and in addition to the accounting required by HB 3290 "Contingencies". The Guideline is generally consistent with disclosure requirements for guarantees in the FASB Interpretation No.45 but, unlike the FASB's guidance, does not apply to product warranties and does not encompass recognition and measurement requirements. Adoption of AcG-14 did not affect the Company's results of operations and financial condition.

Hedging Relationships

        Effective January 1, 2004, the Company is required to adopt the new Accounting Guideline, AcG-13, "Hedging Relationships," which requires that in order to apply hedge accounting, all hedging relationships must be identified, designated, documented and effective, where hedging relationships do not meet these requirements hedge accounting must be discontinued. The Company has already adopted AcG-13, which did not affect the Company's results of operations and financial condition.

Impairment of Long-lived Assets

        The Company will adopt new HB 3063, "Impairment of Long-Lived Assets", which will be effective for fiscal years beginning on or after April 1, 2003, with earlier adoption encouraged. Application of HB 3063 is prospective. The new standard replaces requirements on the write-down of assets previously contained in HB 3061, "Property, Plant and Equipment", and harmonizes Canadian accounting for the impairment of long-lived assets with U.S. GAAP (FASB No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets"). As at December 31, 2002, the Company had already adopted HB 3063.

        The Company will adopt new HB 3475, "Disposal of Long-Lived Assets and Discontinued Operations". The new HB 3475 applies to disposal activities initiated by an enterprise's commitment to a plan on or after May 1, 2003, with earlier adoption encouraged. Application of the new HB 3475 is prospective. The new HB replaces requirements on the disposal of assets and discontinued operations that were contained in HB 3061, "Property, Plant and Equipment", and in the previous HB 3475, "Discontinued Operations", and harmonizes Canadian accounting with U.S. GAAP (FASB No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets") for these topics Revised HB 3475 has had no impact on

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the Company's financial statements as there have not been disposal activities committed to by the Company after May 1, 2003. HB 3063 has had no impact on the Company's financial statements.

Asset Retirement Obligations

        In March 2003, the CICA issued HB 3110, "Asset Retirement Obligations", which requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets. The Company also records a corresponding asset that is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The new standards are consistent with U.S. GAAP requirements under FASB No. 143. The standard is effective for fiscal years beginning on or after January 1, 2004. The Company is currently evaluating the impact of adoption on the consolidated financial statements.

        See additional discussion in Note 2 to the Predecessor's 2002 annual financial statements.

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SIGNATURES
Allstream Inc. (Formerly AT&T Canada Inc.) Consolidated Balance Sheets (in thousands of dollars) (unaudited)
Allstream Inc. (Formerly AT&T Canada Inc.) Consolidated Statements of Operations and Retained Earnings (Deficit) (in thousands of dollars, except per share amounts) (unaudited)
Allstream Inc. (Formerly AT&T Canada Inc.) Consolidated Statements of Cash Flows (in thousands of dollars) (unaudited)
Notes to Consolidated Condensed Financial Statements For the three months ended June 30, 2003 (Unaudited) (Dollar amounts are stated in thousands of Canadian dollars except per share amounts and where otherwise noted)
Management's Discussion and Analysis of Financial Condition and Results of Operations